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Exhibit 12.1

Ratio of Earnings to Combined Fixed
Charges and Preferred Stock Dividends

	Three months ended March 31, 2007	Year Ended December 31, 2006	Year Ended December 31, 2005	For the period from April 12, 2004 (formation) through December 31, 2004
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Consolidated pretax income from continuing operations	$17,582	$57,710	$32,271	$2,052
Interest expense	$36,461	$98,299	$33,771	$1,463

Earnings	$54,043	$156,009	$66,042	$3,515
Interest expense including capitalized interest	$36,461	$100,140	$33,771	$1,463

Fixed charges	$36,461	$100,140	$33,771	$1,463
Ratio of Earnings to Fixed Charges	1.48	1.56	1.96	2.40

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  Exhibit 12.1
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends